Exhibit 99.2

CONVENING NOTICE

This is the convening notice for the extraordinary general meeting of shareholders of Pharvaris N.V. (the "Company") to be held on March 6, 2024 at 12:00 p.m. CET at the offices of NautaDutilh N.V., Beethovenstraat 400, 1082 PR Amsterdam, the Netherlands (the "EGM").

The agenda for the EGM is as follows:

1.
Opening

2.
Amendment to the Company's articles of association (voting item)

3.
Closing

No business shall be voted on at the EGM, except such items as included in the above-mentioned agenda.

The record date for the EGM is February 7, 2024 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the EGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the EGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the EGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the EGM (an "Attendance Notice") no later than 5:59 a.m. CET on March 4, 2024 (such time, the "Cut-off Time"). The Attendance Notice must contain the name and number of shares the person will represent in the EGM. Beneficial Owners must also enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from their financial intermediary or agent with whom the shares are on deposit.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the EGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the EGM. A proxy form can be downloaded from the Company's website (http://www.pharvaris.com).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

82044620 M 54348981 / 11

Exhibit 99.2

Pharvaris N.V.

c/o General Counsel

Emmy Noetherweg 2

2333 BK Leiden

the Netherlands

investor.relations@pharvaris.com

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the EGM.

Broadridge Voting Instructions

The Company has engaged Broadridge to assist in soliciting voting proxies in connection with the EGM. Broadridge will mail this notice and a voting proxy card to all Persons with Meeting Rights. Persons with Meetings Rights who choose to give voting instructions through Broadridge may do so on the internet, by telephone or by returning the proxy card as explained in more detail below.

Beneficial Owners will not be mailed by Broadridge, but should receive a notice containing voting instructions from their bank, a financial institution, an account holder or other financial intermediary. Follow the instructions from your bank, a financial institution, an account holder or other financial intermediary, or contact such organization to request a proxy card.

Voting Online

Persons with Meeting Rights may provide voting instructions through the internet before the EGM. Go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the 16-digit control number from the proxy card. Your voting instruction must be received by the Cut-off Time to be counted.

Voting by Telephone

Persons with Meetings Rights may provide voting instructions over the telephone from a location in the United States by dialing toll-free 1-800-690-6903, using a touch-tone phone and follow the recorded instructions. You will be asked to provide the 16-digit control number from the proxy card. Your voting instruction must be received by the Cut-off Time to be counted.

Voting by Mail

Persons with Meetings Rights may provide voting instructions using a proxy card by simply completing, signing and dating the proxy card mailed to you and returning it promptly in the envelope provided. If you return your signed proxy card to us before the EGM, we will vote your shares as you direct. Your vote must be received by the Cut-off Time to be counted.

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Exhibit 99.2

EXPLANATORY NOTES TO THE AGENDA

2. Amendment to the Company's articles of association

It is proposed that the Company's articles of association (the "Articles") be amended to implement the following changes of a corporate housekeeping nature:

-
Reflecting a new provision of mandatory Dutch law that indicates that the powers of the Company's board of directors (the "Board") include setting the Company's policy and strategy.
-
Allowing the Board to hold the Company's general meeting as a fully virtual meeting once Dutch law facilitates this (legislation in this respect is being prepared).
-
Introducing a generally applicable quorum for the Company's general meeting that would apply if and when the Company becomes a domestic issuer under U.S. securities laws.

In addition, the Board is proposing to the eliminate the preferred shares from the Articles. Following these changes, the Company shall no longer be able to issue preferred shares to a protective foundation to dilute the voting interest of a potential acquirer or a shareholder attempting to propose agenda items to, or request court authorisation to convene, the Company's general meeting. The authorized share capital that was included for the issuance of possible preferred shares will be reallocated to the authorized share capital for ordinary shares.

If this resolution passes, each civil law notary, candidate civil law notary and lawyer working with NautaDutilh N.V., the Company's legal counsel, shall be authorised to have the deed of amendment to the Articles executed. A full text of the proposed amendments (in Dutch, with an unofficial English translation) has been made available on the Company's website and at the Company's office address.

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